UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

Commission File Number: 1-10119

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower,
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F ☒     Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes ☐        No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

PCCW LIMITED

INDEX TO EXHIBITS

Items

1.	Announcement dated April 18, 2007 regarding the notice of annual general meeting; and.

2.	Circular dated April 18, 2007 regarding general mandates to issue and repurchase shares, re-election of directors and notice of annual general meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: April 18, 2007	By: (Sd.) Poon Philana Wai Yin

	Name:	Poon Philana Wai Yin
	Title:	Group General Counsel and Company Secretary

Item 1

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0008)

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of PCCW Limited (the “Company”) will be held on Thursday, May 31, 2007 at 11:00 a.m. in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong, for the following purposes:

Ordinary Business

1.	To receive and adopt the Audited Financial Statements of the Company and the Reports of the Directors and the Auditors for the year ended December 31, 2006.

2.	To declare a final dividend of 12 HK cents in respect of the year ended December 31, 2006.

3.	To re-elect Directors and authorize the Directors to fix the remuneration of Directors.

4.	To re-appoint Messrs PricewaterhouseCoopers as Auditors and authorize the Directors to fix their remuneration.

Special Business

To consider and, if thought fit, pass the following as Ordinary Resolutions:

5.	“THAT:

	(a)	subject to paragraphs (b) and (c) of this Resolution, the Directors be and are hereby granted an unconditional general mandate to allot, issue and deal with additional shares in the capital of the Company and to allot, issue or grant securities convertible into such shares, options, warrants or similar rights to subscribe for any shares in the Company or such convertible securities and to make or grant offers, agreements and options in respect thereof;

	(b)	such mandate shall not extend beyond the Relevant Period save that the Directors may during the Relevant Period make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

	(c)	the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to paragraph (a) above, otherwise than pursuant to:

(i) a Rights Issue;

(ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company;

1

(iii) the exercise of the subscription rights under any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company; or

(iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company;

shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution;

	(d)	for the purpose of this Resolution:

“Relevant Period” means the period from the passing of this Resolution up to:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable law or the Articles of Association of the Company to be held; or

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting,

whichever is the earliest; and

“Rights Issue” means an offer of shares open for a period fixed by the Directors to holders of shares on the register of members on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in any territory outside Hong Kong).”

6.	“THAT:

	(a)	subject to paragraph (b) of this Resolution, the Directors be and are hereby granted an unconditional general mandate to repurchase on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”), or any other stock exchange on which the securities of the Company are or may be listed and recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, shares in the Company including any form of depositary receipt representing the right to receive such shares issued by the Company and that the exercise by the Directors of all powers of the Company to repurchase such securities, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

	(b)	the aggregate nominal amount of shares of the Company which may be repurchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution;

	(c)	for the purpose of this Resolution:

“Relevant Period” means the period from the passing of this Resolution up to:

2

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by any applicable law or the Articles of Association of the Company to be held; or

(iii)	the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting,

whichever is the earliest.”

7.	“THAT subject to the passing of Ordinary Resolution No.6 set out in the notice of this Meeting, the aggregate nominal amount of share capital of the Company that may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to and in accordance with the mandate granted under Ordinary Resolution No.5 set out in the notice of this Meeting be and is hereby increased and extended by the addition of the aggregate nominal amount of the shares in the capital of the Company which may be repurchased by the Company pursuant to and in accordance with the mandate granted under Ordinary Resolution No.6 set out in the notice of this Meeting, provided that such amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this Resolution.”

By Order of the Board PCCW Limited Philana WY Poon Group General Counsel and Company Secretary

Hong Kong, April 18, 2007

Notes:

1.	Any member of the Company entitled to attend and vote at the Annual General Meeting (or any adjournment thereof) (the “Meeting”) is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead in accordance with the Articles of Association of the Company. A proxy need not be a member of the Company.

2.	Where there are joint registered holders of any share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders is present at the Meeting personally or by proxy, that one of the holders so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof.

3.	The form of proxy and the power of attorney or other authority, if any, under which it is signed (or a notarially certified copy of such power of attorney or authority) must be deposited with the Company’s Share Registrars, Computershare Hong Kong Investor Services Limited, Investor Communications Centre, Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 48 hours before the time appointed for holding the Meeting, otherwise the form of proxy shall not be treated as valid. Completion and return of the form of proxy shall not preclude members of the Company from attending and voting in person at the Meeting should they so wish.

The directors of the Company as at the date of this announcement are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director); Peter Anthony Allen; Alexander Anthony Arena; Chung Cho Yee, Mico; Lee Chi Hong, Robert; Dr Fan Xingcha

Non-Executive Directors:
Sir David Ford, KBE, LVO; Zhang Chunjiang; Dr Tian Suning (Deputy Chairman)

Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Sir Li Kwok Po, David, GBS, OBE, JP; Sir Roger Lobo, CBE, LLD, JP; Aman Mehta; The Hon Raymond George Hardenbergh Seitz

3

Item 2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in PCCW Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee, or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES,
RE-ELECTION OF DIRECTORS
AND
NOTICE OF ANNUAL GENERAL MEETING

Notice convening the AGM (as defined herein) to be held on Thursday, May 31, 2007 at 11:00 a.m. in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong is set out on pages 15 to 18 of this circular. Whether or not Shareholders are able to attend the AGM, they are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon and deposit it with the Company’s Share Registrars, Computershare Hong Kong Investor Services Limited, Investor Communications Centre, Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, as soon as possible but in any event no later than 48 hours before the time appointed for holding the AGM (or any adjournment thereof). Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the AGM (or any adjournment thereof) should they so desire.

April 18, 2007

— i —

DEFINITIONS

     In this circular and the appendices to it, the following expressions have the following meanings unless the context requires otherwise:

“AGM”	the annual general meeting of the Company to be held on Thursday, May 31, 2007 at 11:00 a.m. in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong;

“Articles” “Auditors” “Board” “Companies Ordinance” “Company” or “PCCW”

the Articles of Association of the Company;

the auditors, from time to time, of the Company;

the board of Directors;

the Companies Ordinance, Chapter 32 of the Laws of Hong Kong;

PCCW Limited, a company incorporated in Hong Kong with limited liability, the Shares of which are listed on the Stock Exchange and with securities in the form of American depositary shares, each representing 10 Shares, listed on the New York Stock Exchange, Inc.;

“Directors” “Hong Kong”	directors of the Company; the Hong Kong Special Administrative Region of the People’s Republic of China;

“Latest Practicable Date”	March 30, 2007, being the latest practicable date for ascertaining certain information for inclusion in this circular;

“Listing Rules” “Notice” “PCPD”

the Rules Governing the Listing of Securities on the Stock Exchange;

notice of the AGM as set out on pages 15 to 18 of this circular;

Pacific Century Premium Developments Limited, a subsidiary of the Company incorporated in Bermuda and owned as to approximately 61.66% by the Company as at the Latest Practicable Date, whose shares are listed on the Stock Exchange;

“SFO”	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong;

“Shares” “Shareholders” “Stock Exchange”	shares of $0.25 each in the capital of the Company; holders of Shares, from time to time; The Stock Exchange of Hong Kong Limited;

DEFINITIONS

“Takeovers Code”	the Code on Takeovers and Mergers; and

“$” and “cents”	Hong Kong dollars and cents respectively, the lawful currency of Hong Kong.

LETTER FROM THE BOARD

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0008)

Executive Directors:	Registered Office:
Li Tzar Kai, Richard (Chairman)	39th Floor, PCCW Tower
So Chak Kwong, Jack (Note 1) (Deputy Chairman	TaiKoo Place, 979 King’s Road
and Group Managing Director)	Quarry Bay, Hong Kong
Peter Anthony Allen
Alexander Anthony Arena (Note 2)
Chung Cho Yee, Mico
Lee Chi Hong, Robert
Dr Fan Xingcha

Non-Executive Directors:
Sir David Ford, KBE, LVO
Zhang Chunjiang
Dr Tian Suning (Deputy Chairman)

Independent Non-Executive Directors:
Prof Chang Hsin-kang
Dr Fung Kwok King, Victor
Dr The Hon Sir Li Kwok Po, David, GBS, OBE, JP
Sir Roger Lobo, CBE, LLD, JP
Aman Mehta
The Hon Raymond George Hardenbergh Seitz

April 18, 2007

To the Shareholders

Dear Sir or Madam,

GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES,
RE-ELECTION OF DIRECTORS
AND
NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

     At the AGM, the Notice of which is set out on pages 15 to 18 of this circular, ordinary resolutions will be proposed to grant the Directors the general mandates to issue and repurchase Shares.

Notes:
1.	To resign as Executive Director, Deputy Chairman and Group Managing Director with effect from April 30, 2007.
2.	Has been appointed Group Managing Director with effect from April 30, 2007.

LETTER FROM THE BOARD

GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

     Ordinary resolutions will be proposed at the AGM relating to the following general mandates:

(i)	authorizing the Directors to allot, issue and otherwise deal with additional Shares (and securities convertible into Shares) with an aggregate nominal amount not exceeding 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of the resolution;

(ii)	authorizing the Directors to repurchase Shares with an aggregate nominal amount not exceeding 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of the resolution; and

(iii)	authorizing the addition to the mandate to issue new Shares (referred to in (i) above) of those Shares repurchased by the Company pursuant to the repurchase mandate (referred to in (ii) above).

     In accordance with the Listing Rules, and in particular the rules regulating repurchase of securities on the Stock Exchange, the Company is required to send to Shareholders an explanatory statement containing information reasonably necessary to enable Shareholders to make an informed decision on whether to vote for or against the resolution to approve the purchase by the Company of its Shares. This explanatory statement is set out in Appendix 1 to this circular.

RE-ELECTION OF DIRECTORS

     On March 28, 2007, due to personal reasons, Mr So Chak Kwong, Jack tendered his resignation as Executive Director, Deputy Chairman and Group Managing Director of the Company and Mr Alexander Anthony Arena has been appointed by the Board as Group Managing Director of the Company, both with effect from April 30, 2007.

     Pursuant to Article 101A of the Articles, Mr Li Tzar Kai, Richard, Mr Alexander Anthony Arena, Dr Fung Kwok King, Victor, Dr The Hon Sir Li Kwok Po, David, Mr Aman Mehta and The Hon Raymond George Hardenbergh Seitz shall retire by rotation at the AGM. With the exception of Dr Fung Kwok King, Victor who does not offer himself for re-election, all the other retiring Directors, being eligible, offer themselves for re-election at the AGM.

     Details of the Directors who are proposed to be re-elected at the AGM are set out in Appendix 2 to this circular.

ANNUAL GENERAL MEETING

     The Notice convening the AGM is set out on pages 15 to 18 of this circular. The procedure by which Shareholders may demand a poll on the resolutions proposed at the AGM is set out in Appendix 3 to this circular. A form of proxy for use at the AGM is enclosed. Whether or not Shareholders intend to attend the AGM, Shareholders are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon and deposit it with the Company’s Share Registrars,

LETTER FROM THE BOARD

Computershare Hong Kong Investor Services Limited, Investor Communications Centre, Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, as soon as possible but in any event no later than 48 hours before the time appointed for holding the AGM or any adjournment thereof. Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the AGM (or any adjournment thereof) should they so desire.

RECOMMENDATION

     The Directors consider that the grant of the general mandates to issue and repurchase Shares and the re-election of Directors who are proposed at the AGM are all in the best interests of the Company and the Shareholders. Accordingly, the Directors recommend all Shareholders to vote in favour of all the resolutions to be proposed at the AGM.

FURTHER INFORMATION

     Your attention is drawn to Appendix 1 to this circular which provides an explanatory statement on the proposed general mandate for repurchase of Shares and Appendix 2 which sets out details of the Directors proposed to be re-elected at the AGM in accordance with the Listing Rules.

Yours faithfully For and on behalf of the Board Alexander Anthony Arena Director

APPENDIX 1	EXPLANATORY STATEMENT ON REPURCHASE PROPOSAL

     The following is the Explanatory Statement required to be sent to Shareholders under the Listing Rules in connection with the proposed general mandate for repurchase of securities and also constitutes the Memorandum required under Section 49BA of the Companies Ordinance:

1. LISTING RULES REQUIREMENT FOR REPURCHASE OF SECURITIES

     The Listing Rules permit companies whose primary listings are on the Stock Exchange to repurchase their securities (which shall include, where the context permits, shares of all classes and securities which carry a right to subscribe or purchase shares, of a company, and shall include warrants) on the Stock Exchange subject to certain restrictions, the most important of which are summarized below:

     (a) Shareholders’ approval

     All on-market securities repurchases on the Stock Exchange by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution of Shareholders, either by way of general mandate or by specific approval in relation to specific transactions.

     (b) Source of funds

     Repurchases must be funded out of funds which are legally available for the purpose in accordance with the company’s Memorandum and Articles of Association and the laws of Hong Kong.

2. SHARE CAPITAL

     As at the Latest Practicable Date, the issued share capital of the Company comprised 6,755,271,317 Shares.

     Subject to the passing of Ordinary Resolution No. 6 set out in the Notice (the “Buy-back Mandate”), the Company would be allowed to repurchase a maximum of 675,527,131 Shares on the assumption that there will be no variation in the issued share capital of the Company during the period up to the date of the AGM.

3. REASONS FOR REPURCHASE

     The Directors believe that it is in the best interests of the Company and its Shareholders to seek a general authority from Shareholders to enable the Company to repurchase Shares in the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or its earnings per Share and will only be made when the Directors believe that such repurchases will benefit the Company and its Shareholders.

APPENDIX 1	EXPLANATORY STATEMENT ON REPURCHASE PROPOSAL

4. FUNDING OF REPURCHASE

     Repurchases pursuant to the Buy-back Mandate would be financed entirely from the Company’s available cash flow or working capital facilities. Any repurchases will only be funded out of funds of the Company legally available for the purposes in accordance with its Memorandum and Articles of Association and the laws of Hong Kong.

     There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its latest published audited accounts) in the event that the Buy-back Mandate was to be carried out at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Buy-back Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

5. SHARE PRICES

     The highest and lowest prices at which the Shares have traded on the Stock Exchange in each of the previous 12 months were as follows:

	Highest	Lowest
	HK$	HK$
April 2006	5.350	5.050
May 2006	5.450	4.800
June 2006	5.800	4.525
July 2006	5.650	4.820
August 2006	4.900	4.650
September 2006	4.970	4.730
October 2006	4.810	4.650
November 2006	5.400	4.760
December 2006	4.900	4.650
January 2007	4.910	4.640
February 2007	4.800	4.570
March 2007	4.780	4.510

6. DISCLOSURE OF INTERESTS

     The Directors have undertaken to the Stock Exchange that they will exercise the Buy-back Mandate in accordance with the Listing Rules and the laws of Hong Kong and in accordance with the regulations set out in the Memorandum and Articles of Association of the Company.

     The Directors do not intend to exercise the Buy-back Mandate to such an extent as would result in a Shareholder, or group of Shareholders acting in concert, becoming obliged to make a mandatory general offer under Rule 26 of the Takeovers Code and, accordingly, it is not anticipated that purchases of Shares under the Buy-back Mandate will give rise to any consequences under the Takeovers Code.

APPENDIX 1	EXPLANATORY STATEMENT ON REPURCHASE PROPOSAL

     None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their respective associates (as defined in the Listing Rules), presently intend to sell any Shares to the Company or its subsidiaries under the Buy-back Mandate in the event that the Buy-back Mandate is approved by Shareholders.

     No other connected persons (as defined in the Listing Rules) have notified the Company that they have any present intention to sell any Shares, or that they have undertaken not to sell any Shares held by them to the Company in the event that the Buy-back Mandate is approved by Shareholders.

7. SHARE PURCHASES MADE BY THE COMPANY

     The Company has not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

APPENDIX 2	DETAILS OF DIRECTORS PROPOSED TO BE RE-ELECTED

     Pursuant to Article 101A of the Articles, Mr Li Tzar Kai, Richard, Mr Alexander Anthony Arena, Dr The Hon Sir Li Kwok Po, David, Mr Aman Mehta and The Hon Raymond George Hardenbergh Seitz will offer themselves for re-election at the AGM. Their details are set out as follows:

     Li Tzar Kai, Richard, aged 40, is Chairman of PCCW and Chairman of PCCW’s Executive Committee. He is also Chairman and Chief Executive of the Pacific Century Group, Chairman of PCPD, Chairman of PCPD’s Executive Committee and Chairman of Singapore-based Pacific Century Regional Developments Limited.

     Mr Li is a Non-Executive Director of The Bank of East Asia, Limited. He is a member of the Center for Strategic and International Studies’ International Councillors’ Group in Washington, DC, and a member of the Global Information Infrastructure Commission. He is also a Council Member of the Chinese University of Hong Kong.

     As at the Latest Practicable Date, Mr Li is deemed to have an interest in 1,840,864,268 Shares, representing (i) corporate interests in 250,109,824 Shares (Note 1(a)); and (ii) other interests in 1,590,754,444 Shares (Note 1(b)). Save as disclosed above, he does not have any interest in Shares within the meaning of Part XV of the SFO.

     There is no service contract entered into between Mr Li and the Company. Mr Li did not receive any director’s fee and bonus in respect of 2006. He is subject to retirement by rotation and will be eligible for re-election at the AGM pursuant to the Articles.

     Save as disclosed above, Mr Li does not have any relationship with any other Directors, senior management, substantial or controlling shareholders of the Company.

Notes:

1.	(a)	Of these Shares, Pacific Century Diversified Limited, a wholly-owned subsidiary of Chiltonlink Limited, held 216,362,824 Shares and Eisner Investments Limited held 33,747,000 Shares. Li Tzar Kai, Richard owns 100% of Chiltonlink Limited and Eisner Investments Limited.

	(b)	These interests represented:

		(i)	a deemed interest in 36,726,857 Shares held by Yue Shun Limited, a subsidiary of Hutchison Whampoa Limited (“HWL”). Cheung Kong (Holdings) Limited (“Cheung Kong”) through certain subsidiaries held more than one-third of the issued share capital of HWL. Li Tzar Kai, Richard was a discretionary beneficiary of certain discretionary trusts which held units in unit trusts which in turn held interests in certain shares of Cheung Kong and HWL. Li Tzar Kai, Richard was also interested in one-third of the issued share capital of two companies, which owned all the shares in the trustee companies which acted as trustees of such discretionary trusts and unit trusts. Accordingly, Li Tzar Kai, Richard was deemed, under the SFO, to have an interest in the 36,726,857 Shares held by Yue Shun Limited;

		(ii)	a deemed interest in 27,254,286 Shares held by Pacific Century Group Holdings Limited (“PCGH”). Li Tzar Kai, Richard was the founder of certain trusts which held 100% interests in PCGH. Accordingly, Li Tzar Kai, Richard was deemed, under the SFO, to have an interest in the 27,254,286 Shares held by PCGH; and

APPENDIX 2	DETAILS OF DIRECTORS PROPOSED TO BE RE-ELECTED

(iii)	a deemed interest in 1,526,773,301 Shares held by Pacific Century Regional Developments Limited (“PCRD”), a company in which PCGH had, through certain wholly-owned subsidiaries being Anglang Investments Limited, Pacific Century Group (Cayman Islands) Limited, Pacific Century International Limited and Borsington Limited, an aggregate of 75.33% interest. Li Tzar Kai, Richard was the founder of certain trusts which held 100% interests in PCGH. Accordingly, Li Tzar Kai, Richard was deemed, under the SFO, to have an interest in the 1,526,773,301 Shares held by PCRD.

     Alexander Anthony Arena, aged 56, is an Executive Director of PCCW, Deputy Chairman of PCCW’s Executive Committee, Group Chief Financial Officer of PCCW, a Director of Pacific Century Regional Developments Limited and an Executive Director and Executive Committee member of PCPD. On March 28, 2007, Mr Arena has been appointed by the Board as the Group Managing Director of the Company with effect from April 30, 2007.

     Prior to joining the Pacific Century Group in 1998, Mr Arena was a Special Policy Adviser to the Hong Kong Government from 1997 to 1998. From 1993 to 1997, he was Director-General of Telecommunications at the Office of the Telecommunications Authority (OFTA) of Hong Kong, as well as a member of the Broadcasting Authority.

     Before taking up his post at OFTA, Mr Arena was appointed by the Hong Kong Government to plan a reform program for the liberalization of Hong Kong’s telecommunications sector. Prior to his appointment to the Hong Kong Government, he served as an inaugural member of the Australian Telecommunications Authority for four years. Mr Arena has led an extensive career in public administration, specializing in high technology and infrastructure industries. From a practicing radio/communications engineer to becoming a public policy maker, his experience spans such diverse areas as commercialization of government-owned business enterprises and deregulation in the aviation, transport, telecommunications and postal industries.

     Mr Arena graduated from the University of New South Wales, Australia, with a bachelor’s degree in electrical engineering. He completed an MBA at Melbourne University, Australia, and is a Fellow of the Hong Kong Institution of Engineers.

     As at the Latest Practicable Date, Mr Arena has a personal interest in 760,000 Shares, a beneficial interest in 200 underlying Shares held in the form of 20 American depositary receipts and 15,800,000 underlying Shares in respect of the share options granted by the Company. Save as disclosed above, he does not have any interest in Shares within the meaning of Part XV of the SFO.

     Mr Arena has a service contract with an indirect wholly-owned subsidiary of the Company, which may be terminated, by either side, on 12 months’ notice. Pursuant to his service contract, his emoluments received in 2006 were approximately HK$21 million. He is currently entitled to an annual salary package (including retirement scheme contribution but excluding any discretionary bonus which is not determined currently) of approximately HK$12 million, which is determined with reference to his job complexity, workload and responsibilities with the Company and the Company’s remuneration policy. He is subject to retirement by rotation and will be eligible for re-election at the AGM pursuant to the Articles.

     Other than the positions disclosed above, Mr Arena does not have any relationship with any other Directors, senior management, substantial or controlling shareholders of the Company.

APPENDIX 2	DETAILS OF DIRECTORS PROPOSED TO BE RE-ELECTED

     Dr The Hon Sir Li Kwok Po, David, GBS, OBE, JP, aged 68, is an Independent Non-Executive Director of PCCW. He was previously a Non-Executive Deputy Chairman of the former Hong Kong listed Cable & Wireless HKT Limited and served as a Director from November 30, 1987 until August 17, 2000.

     Sir David is Chairman and Chief Executive of The Bank of East Asia, Limited, and a director of numerous other companies in Hong Kong and overseas. He is a member of both the Executive Council and the Legislative Council of Hong Kong. He is the Chairman of The Chinese Banks’ Association, Limited and the Hong Kong Management Association. He is also a member of the Banking Advisory Committee and the Council of the Treasury Markets Association.

     Sir David is a Director of China Merchants China Direct Investments Limited, China Overseas Land & Investment Limited, COSCO Pacific Limited, Dow Jones & Company, Inc., Guangdong Investment Limited, The Hong Kong and China Gas Company Limited, The Hongkong and Shanghai Hotels, Limited, Hong Kong Interbank Clearing Limited, The Hong Kong Mortgage Corporation Limited, San Miguel Brewery Hong Kong Limited, SCMP Group Limited and Vitasoy International Holdings Limited. He was a director of AviChina Industry & Technology Company Limited, Chelsfield Plc., Henderson Cyber Limited and Sime Darby Berhad.

     As at the Latest Practicable Date, Sir David has a personal interest in 600,000 Shares. Save as disclosed above, he does not have any interest in Shares within the meaning of Part XV of the SFO.

     There is no service contract entered into between Sir David and the Company. He is entitled to an annual director’s fee of HK$200,000 as an Independent Non-Executive Director, which is determined with reference to his duties and responsibilities with the Company and the Company’s remuneration policy. He is subject to retirement by rotation and will be eligible for re-election at the AGM pursuant to the Articles.

     Other than the position disclosed above, Sir David does not have any relationship with any other Directors, senior management, substantial or controlling shareholders of the Company.

     Aman Mehta, aged 60, became an Independent Non-Executive Director of PCCW on February 10, 2004 and is Chairman of the Nomination Committee of the Board.

     He joined the Board following a distinguished career in the international banking community. Mr Mehta held the position of Chief Executive Officer of The Hongkong and Shanghai Banking Corporation Limited (HSBC) until December 2003, when he retired.

     Born in India in 1946, Mr Mehta joined HSBC group in Bombay in 1967. After a number of assignments throughout HSBC group, he was appointed Manager — Corporate Planning at HSBC’s headquarters in Hong Kong in 1985. After a three-year posting to Riyadh in Saudi Arabia, he was appointed Group General Manager in 1991, and General Manager — International the following year, with responsibility for overseas subsidiaries. He subsequently held senior positions in the United States, overseeing HSBC group companies in the Americas and later becoming responsible for HSBC’s operations in the Middle East.

APPENDIX 2	DETAILS OF DIRECTORS PROPOSED TO BE RE-ELECTED

     In 1998, Mr Mehta was reappointed General Manager — International, after which he became Executive Director International. In 1999, he was appointed Chief Executive Officer, a position he held until retirement.

     Following his retirement in December 2003, Mr Mehta took up residence in New Delhi. Mr Mehta is an Independent Director on the board of several public companies and institutions in India and internationally. He is an Independent Non-Executive Director of Vedanta Resources Plc in the UK, Tata Consultancy Services Limited, Godrej Consumer Products Ltd, Jet Airways Ltd and Wockhardt Ltd in Mumbai, India; and Max Healthcare Institute Ltd in New Delhi, India.

     He is also a member of the Governing Board of the Indian School of Business, Hyderabad, and a member of the Advisory panel of CapitaLand Limited in Singapore and Prudential Financial Inc in the USA.

     As at the Latest Practicable Date, Mr Mehta does not have any interest in Shares within the meaning of Part XV of the SFO.

     There is no service contract entered into between Mr Mehta and the Company. He is entitled to an annual director’s fee of HK$200,000 as an Independent Non-Executive Director and HK$100,000 for acting as Chairman of the Nomination Committee, which are determined with reference to his duties and responsibilities with the Company and the Company’s remuneration policy. He is subject to retirement by rotation and will be eligible for re-election at the AGM pursuant to the Articles.

     Other than the positions disclosed above, Mr Mehta does not have any relationship with any other Directors, senior management, substantial or controlling shareholders of the Company.

     The Hon Raymond George Hardenbergh Seitz, aged 66, is an Independent Non-Executive Director of PCCW and Chairman of the Remuneration Committee of the Board. He was a Non-Executive Director of PCCW from October 2000 and was redesignated as an Independent Non-Executive Director on February 1, 2005. He is a Non-Executive Chairman and a member of the Special Committee of Sun-Times Media Group, Inc. and a Non-Executive Director of Chubb Corporation (however he will cease to be a director of Chubb Corporation effective April 15, 2007), both of which are listed on The New York Stock Exchange, Inc.

     He was Vice-Chairman of Lehman Brothers International from April 1995 to April 2003 and was United States Ambassador in Great Britain from 1991 to 1994. Prior to that, Mr Seitz acted as the United States Assistant Secretary of State for Europe from 1989 to 1991 and Minister at the United States Embassy in London from 1984 to 1989.

     As at the Latest Practicable Date, Mr Seitz does not have any interest in Shares within the meaning of Part XV of the SFO.

     There is no service contract entered into between Mr Seitz and the Company. He is entitled to an annual director’s fee of HK$200,000 as an Independent Non-Executive Director and HK$100,000 for acting as Chairman of the Remuneration Committee, which are determined with reference to his duties and responsibilities with the Company and the Company’s remuneration policy. He is subject to retirement by rotation and will be eligible for re-election at the AGM pursuant to the Articles.

APPENDIX 2	DETAILS OF DIRECTORS PROPOSED TO BE RE-ELECTED

     Other than the positions disclosed above, Mr Seitz does not have any relationship with any other Directors, senior management, substantial or controlling shareholders of the Company.

     Save as disclosed above, there is no information to be disclosed pursuant to the requirements of Rule 13.51(2)(h) to 13.51(2)(v) of the Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders in respect of the re-election of the above Directors.

APPENDIX 3	RIGHT TO DEMAND A POLL

     Article 73 of the Company’s Articles of Association sets out the procedure by which Shareholders may demand a poll:

     At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded:-

(a)	by the Chairman; or

(b)	by at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(c)	by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d)	by any member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

     Unless a poll be so demanded and the demand is not withdrawn, a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution. The demand for a poll may be withdrawn.

NOTICE OF ANNUAL GENERAL MEETING

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0008)

NOTICE OF ANNUAL GENERAL MEETING

     Notice is hereby given that the Annual General Meeting of PCCW Limited (the “Company”) will be held on Thursday, May 31, 2007 at 11:00 a.m. in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong, for the following purposes:

     Ordinary Business

1.	To receive and adopt the Audited Financial Statements of the Company and the Reports of the Directors and the Auditors for the year ended December 31, 2006.

2.	To declare a final dividend of 12 HK cents in respect of the year ended December 31, 2006.

3.	To re-elect Directors and authorize the Directors to fix the remuneration of Directors.

4.	To re-appoint Messrs PricewaterhouseCoopers as Auditors and authorize the Directors to fix their remuneration.

     Special Business

     To consider and, if thought fit, pass the following as Ordinary Resolutions:

5.	“THAT:

	(a)	subject to paragraphs (b) and (c) of this Resolution, the Directors be and are hereby granted an unconditional general mandate to allot, issue and deal with additional shares in the capital of the Company and to allot, issue or grant securities convertible into such shares, options, warrants or similar rights to subscribe for any shares in the Company or such convertible securities and to make or grant offers, agreements and options in respect thereof;

	(b)	such mandate shall not extend beyond the Relevant Period save that the Directors may during the Relevant Period make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

NOTICE OF ANNUAL GENERAL MEETING

(c)	the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to paragraph (a) above, otherwise than pursuant to:

	(i)	a Rights Issue;

	(ii)	the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company;

	(iii)	the exercise of the subscription rights under any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company; or

	(iv)	any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company;

shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution;

(d)	for the purpose of this Resolution:

“Relevant Period” means the period from the passing of this Resolution up to:

	(i)	the conclusion of the next annual general meeting of the Company;

	(ii)	the expiration of the period within which the next annual general meeting of the Company is required by any applicable law or the Articles of Association of the Company to be held; or

	(iii)	the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting,

whichever is the earliest; and

“Rights Issue” means an offer of shares open for a period fixed by the Directors to holders of shares on the register of members on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in any territory outside Hong Kong).”

NOTICE OF ANNUAL GENERAL MEETING

6.	“THAT:

	(a)	subject to paragraph (b) of this Resolution, the Directors be and are hereby granted an unconditional general mandate to repurchase on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”), or any other stock exchange on which the securities of the Company are or may be listed and recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, shares in the Company including any form of depositary receipt representing the right to receive such shares issued by the Company and that the exercise by the Directors of all powers of the Company to repurchase such securities, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

	(b)	the aggregate nominal amount of shares of the Company which may be repurchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution;

	(c)	for the purpose of this Resolution:

“Relevant Period” means the period from the passing of this Resolution up to:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable law or the Articles of Association of the Company to be held; or

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting,

whichever is the earliest.”

7.	“THAT subject to the passing of Ordinary Resolution No.6 set out in the notice of this Meeting, the aggregate nominal amount of share capital of the Company that may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to and in accordance with the mandate granted under Ordinary Resolution No.5 set out in the notice of this Meeting be and is hereby increased and extended by the addition of the aggregate nominal amount of the shares in the capital of the Company which may be

NOTICE OF ANNUAL GENERAL MEETING

repurchased by the Company pursuant to and in accordance with the mandate granted under Ordinary Resolution No.6 set out in the notice of this Meeting, provided that such amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this Resolution.”

By Order of the Board PCCW Limited Philana WY Poon Group General Counsel and Company Secretary

Hong Kong, April 18, 2007

Notes:

1.	Any member of the Company entitled to attend and vote at the Annual General Meeting (or any adjournment thereof) (the “Meeting”) is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead in accordance with the Articles of Association of the Company. A proxy need not be a member of the Company.

2.	Where there are joint registered holders of any share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders is present at the Meeting personally or by proxy, that one of the holders so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof.

3.	The form of proxy and the power of attorney or other authority, if any, under which it is signed (or a notarially certified copy of such power of attorney or authority) must be deposited with the Company’s Share Registrars, Computershare Hong Kong Investor Services Limited, Investor Communications Centre, Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 48 hours before the time appointed for holding the Meeting, otherwise the form of proxy shall not be treated as valid. Completion and return of the form of proxy shall not preclude members of the Company from attending and voting in person at the Meeting should they so wish.

Electronic Communications

     This circular in both English and Chinese is now available in printed form and on the Company’s website at www.pccw.com.

     Shareholders who have chosen to receive this circular by electronic means through the Company’s website and who, for any reason, have difficulty in receiving or gaining access to this circular will promptly upon written request to the Company’s Share Registrars, Computershare Hong Kong Investor Services Limited, be sent this circular in printed form free of charge.

     Shareholders may change their means of receipt of the Company’s corporate communications at any time, free of charge, by notice in writing to the Company’s Share Registrars at:

To: PCCW Limited
c/o Share Registrars
Computershare Hong Kong Investor Services Limited
Investor Communications Centre
Rooms 1806-1807, 18th Floor, Hopewell Centre
183 Queen’s Road East, Wan Chai
Hong Kong

fax: +852 2529 6087/+852 2865 0990
email: hkinfo00008@computershare.com.hk